UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended September 30, 2014 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 28, 2014 (the “Quarterly Securities Report”).

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as Japanese accounting standards. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2014, filed on July 18, 2014, and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Effective July 1, 2014, we integrated the operations of The Bank of Tokyo-Mitsubishi UFJ, Ltd. in the Americas region with the operations of UnionBanCal Corporation (“UNBC”), which is a wholly owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd., and changed UNBC’s corporate name to “MUFG Americas Holdings Corporation.” Effective the same day, Union Bank, N.A., which is MUFG Americas Holdings Corporation’s principal subsidiary and our primary operating subsidiary in the United States, was also renamed “MUFG Union Bank, N.A.”

Risks Relating to Our Business

We describe below the major developments and changes since the filing on June 27, 2014, in Japan of our annual securities report for the fiscal year ended March 31, 2014, that we believe may have a material impact on your investment decision with respect to the risks to our business and other risks. The discussion below contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in “Risks Relating to Our Business” in our most recent annual securities report filed with the Kanto Local Financial Bureau, the Ministry of Finance of Japan.

5. Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates in and outside of Japan, foreign currency exchange rates and securities prices. For example, an increase in interest rates in and outside of Japan may adversely affect the value of our fixed income securities portfolio. Specifically, interest rates may increase in the event that Japanese government bonds decline in value due to such factors as a decline in confidence in the Japanese government’s fiscal administration, further issuances of government bonds in connection with emergency economic measures and concerns over excessive government intervention with the Bank of Japan, or in the event that interest rates on U.S. Treasury securities rise due to such factors as changes in the economic or monetary policy in the United States. If interest rates in and outside of Japan rise for these or other reasons, we may incur significant losses on sales of, and valuation losses on, our government bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments on our financial statements to decline and may cause us to recognize losses on sales or valuation losses. We manage market risk, which is the risk of incurring losses due to various market changes including interest rates in and outside of Japan, foreign currency exchange rates and securities prices, by separating market risk into “general market risk” and “specific risk”. General market risk is the risk of incurring losses due to changes in overall markets, while specific risk is the risk of incurring losses due to changes in the prices of individual financial instruments, including stocks and bonds, which fluctuate separately from changes in the overall direction of the market. To measure these risks, we use a method that statistically estimates how much the market value of our portfolio may decline over a fixed period of time in the future based on past market changes, and we consider the sum of our general market risk and specific risk calculated by this method as our market risk exposure. However, because of its inherent nature, our market risk exposure calculated in this manner cannot always reflect the actual risk that we face, and we may realize actual losses that are greater than our estimated market risk exposure.

6. Risks relating to foreign exchange rate

Our business operations are impacted by fluctuations in the foreign currency exchange rate. If foreign exchange rates fluctuate against the Japanese yen, the Japanese yen translation amounts of assets and liabilities of MUFG Americas Holdings Corporation (including its bank subsidiary, MUFG Union Bank, N.A. (“MUAH”)) and Bank of Ayudhya Public Company Limited (“Krungsri”), major subsidiaries of The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, which are denominated in foreign currencies, will also fluctuate. In addition, some of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including capital ratios, and results of operations.

11. Risks relating to MUAH

Any adverse changes to the business or management of MUAH, one of our major subsidiaries, may negatively affect our financial condition and results of operations. Factors that may negatively affect MUAH’s financial condition and results of operations include adverse economic conditions, including a downturn in the real estate and housing industries in the United States, particularly in California, substantial competition in the banking market in the United States, particularly in California, uncertainty over the U.S. economy, the threat of terrorist attacks, fluctuating prices of natural resources including oil, rising interest rates, restrictions due to U.S. financial regulations, losses from litigation, credit rating downgrades and declines in stock prices of our borrowers, bankruptcies of companies that may occur because of these factors and costs arising because of internal control weaknesses and an inadequate compliance system at MUAH and its subsidiaries.

18. Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations, including those relating to money laundering, financial crimes, and other inappropriate or illegal transactions, may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. These consequences may harm our reputation resulting in loss of customer or market confidence in us or otherwise in deterioration of our business environment, and may adversely affect our business and results of operations. Regulatory matters may also adversely affect our ability to obtain regulatory approvals for future strategic initiatives.

In December 2012, BTMU agreed to make a payment to the Office of Foreign Assets Control of the U.S. Department of the Treasury, or OFAC, to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In addition, in June 2013, BTMU entered into a consent agreement with the New York State Department of Financial Services, or DFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with DFS, BTMU agreed to make a civil monetary payment to DFS and retain an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. In addition, in November 2014, BTMU entered into a consent agreement with the DFS to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to DFS in connection with BTMU’s 2007 and 2008 voluntary investigation of BTMU’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. BTMU had hired PwC to conduct a historical transaction review report in connection with that investigation. Under the terms of the agreement with DFS, BTMU made a payment of the stipulated amount to DFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by DFS, the period during which an independent consultant is responsible for assessing BTMU’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions relating to these matters. These developments or other similar events may result in additional regulatory actions against us or agreements to make significant settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other panel members have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. In June 2013, BTMU was censured by the Monetary Authority of Singapore for deficiencies in its governance, risk management and internal controls for its involvement in benchmark submissions and was directed, among other things, to adopt measures to address these deficiencies. These developments or other similar events may result in additional regulatory actions against us.

21. Risks relating to our capital ratios

(1) Capital ratio requirements and adverse factors

Since the fiscal year ended March 31, 2013, we have been subject to capital adequacy requirements adopted in Japan in accordance with “Basel III: A global regulatory framework for more resilient banks and banking systems” (“Basel III”). Compared to the previous capital adequacy requirements (Basel II), Basel III places greater importance on the quality of capital, and is designed, among other things, to increase capital levels by raising the level of minimum capital ratio requirements and introduce a framework to promote the conservation of capital where dividends and other distributions are constrained when capital levels fall within a prescribed buffer range. Basel III capital adequacy requirements are being introduced in Japan in phases starting in the fiscal year ended March 31, 2013. Since we have international operations, our consolidated capital ratios are subject to the capital requirements applicable to internationally active banks set forth in the capital adequacy guidelines adopted by the Financial Services Agency of Japan for bank holding companies (the Financial Services Agency of Japan Public Notice No. 20 released in 2006). In addition, since our bank subsidiaries, BTMU and Mitsubishi UFJ Trust and Banking Corporation, have international operations, their consolidated and non-consolidated capital ratios are subject to the capital requirements applicable to internationally active banks on a consolidated and non-consolidated basis under the capital adequacy guidelines adopted by the Financial Services Agency of Japan for banks (the Financial Services Agency of Japan Public Notice No. 19 released in 2006).

If our or our subsidiary banks’ capital ratios fall below required levels, the Financial Services Agency of Japan will require us to take a variety of corrective actions, including the suspension of all or a part of our business operations.

In addition, some of our bank subsidiaries are subject to the capital adequacy rules of various foreign countries, including the United States, and if their capital ratios fall below the required levels, the local regulators will require them to take a variety of corrective actions.

Factors that will affect our capital ratios, including the capital ratios of our bank subsidiaries, include:

•

increases in our and our banking subsidiaries’ credit risk assets and expected losses because of fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

(2) Regulatory developments

In November 2014, the Financial Stability Board identified us as one of the globally systemically important banks (“G-SIBs”). The banks that are included in the list of G-SIBs will be subject to a capital surcharge to varying degrees depending on the bucket to which each bank is allocated, and the capital surcharge requirement is expected to be implemented in phases from 2016. As the list of G-SIBs will be updated annually, we may be required to meet the capital surcharge requirement.

(3) Deferred tax assets

Under the capital adequacy guidelines which have been revised in connection with the adoption of Basel III as discussed above, deferred tax assets can be included as a capital item when calculating capital ratios up to an amount calculable based on Common Equity Tier 1 instrument and reserve items and regulatory adjustment items. If and to the extent the amount of deferred tax assets exceeds this limit and cannot be included in Common Equity Tier 1 capital, our and our banking subsidiaries’ capital ratios can decrease.

(4) Capital raising

Under the capital adequacy guidelines which have been revised in connection with the adoption of Basel III as discussed above, there is a transition measure relating to the inclusion as a capital item of capital raising instruments issued in or prior to March 2013 (qualifying prior capital raising instruments), and such instruments can be included as a capital item when calculating capital ratios to the extent permitted by the transition measure. Such capital raising instruments may require refinancing upon the expiration of the transition period during which such instruments can be included as a capital item in the calculation of capital ratios. However, in order for newly issued capital raising instruments, other than common stock, to be included as a capital item in the calculation of capital ratios under the above capital adequacy guidelines, such instruments must have a clause in their terms and conditions that requires them to be written off or converted into common stock upon the occurrence of certain events, including when the issuing financial institution is deemed non-viable or when the issuing financial institution’s capital ratios decline below prescribed levels. As a result, under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of qualifying prior capital raising instruments. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratio could decrease.

Business Segment Information

1. Summary of Reporting Segment

MUFG’s reporting segments are business units of MUFG for which separate financial information is available and which its Board of Directors regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG engages in a wide range of sophisticated financial businesses through its group companies that include commercial banks, trust banks, securities companies, credit card companies and consumer finance companies. MUFG operates under an integrated business group system comprising five core business areas — Retail, Corporate, Global Business, Trust Assets and Global Markets — designed to enhance its operations as an integrated group. Managing its group companies under this system, MUFG provides value-added financial products and services to customers in a timely manner.

MUFG’s group companies are managed using a matrix framework consisting of several business segments identified based on the integrated business group system as well as through individual group companies. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG has identified as its reporting segments the following core entities (on a consolidated basis), each operating in a different industry and regulatory environment:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) — Banking

Mitsubishi UFJ Trust and Banking Corporation (MUTB) — Banking and trust banking

Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) — Securities

Consumer Finance Subsidiaries (CFS) — Credit card and consumer finance (*)

(*)	Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

(Changes in Accounting Standards Regarding Business Combinations)

The “Revised Accounting Standard for Business Combinations” (ASBJ Statement No. 21 issued on September 13, 2013) and other standards became applicable in the interim financial reporting period ended September 30, 2014, in accordance with the transitional treatment set forth in Article 58-2 (3) of the Business Combinations Accounting Standard, Article 44-5 (3) of the Consolidation Accounting Standard and Article 57-4 (3) of the Business Divestitures Accounting Standard. As a result, as compared to the previously applied accounting treatment, for the BTMU segment, net income increased 6,510 million yen, amortization of goodwill decreased 6,510 million yen and unamortized goodwill decreased 174,238 million yen; for the MUTB segment, net income increased 16 million yen, amortization of goodwill decreased 16 million yen and unamortized goodwill decreased 641 million yen; for the MUSHD segment, net income decreased 512 million yen, amortization of goodwill decreased 286 million yen and unamortized goodwill decreased 11,159 million yen; and for the CFS segment, net income increased 117 million yen, amortization of goodwill decreased 117 million yen and unamortized goodwill decreased 2,259 million yen.

2. Information on Ordinary Income (Losses), Net Income (Losses), Total Assets and Other Financial Items for Each Reporting Segment

Previous Year Interim Financial Reporting Period (from April 1, 2013 to September 30, 2013)

(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	1,765,676	334,982	276,889	230,986	159,577	2,768,112	(184,854)	2,583,258
Interest Income	940,812	98,125	12,086	100,299	145,120	1,296,444	(157,718)	1,138,726
Profits from Investment in Affiliates (Equity Method)	5,182	4,968	17,831	59	—	28,042	40,650	68,693
Income from Amortization of Negative Goodwill	—	—	—	—	—	—	795	795
From Customers	1,705,941	325,064	280,808	222,643	48,799	2,583,258	—	2,583,258
From Internal Transactions	59,735	9,917	(3,919)	8,342	110,777	184,854	(184,854)	—
Net Income	339,525	71,747	63,169	36,190	131,630	642,264	(112,059)	530,204
Total Assets	192,147,651	28,218,417	24,772,581	3,956,622	12,262,408	261,357,681	(19,134,707)	242,222,974
Other Items
Depreciation	88,469	17,293	6,585	9,952	712	123,014	1,972	124,986
Amortization of Goodwill	8,768	108	487	763	—	10,127	6,915	17,042
Interest Expenses	183,984	27,686	15,487	13,540	14,655	255,353	(25,263)	230,089
Extraordinary Profits	5,418	270	15	95	—	5,800	(125)	5,674
Extraordinary Losses	32,210	430	478	269	0	33,389	(3)	33,386
Losses on Impairment of Fixed Assets	1,791	157	399	—	—	2,348	—	2,348
Tax Expenses	177,876	30,971	1,019	1,605	436	211,908	283	212,192
Unamortized Goodwill	283,116	23,814	18,761	11,548	—	337,241	169,321	506,563
Total Investment in Equity Method Affiliates	253,840	114,425	257,111	189	811,482	1,437,049	570,421	2,007,471
Increase in Tangible and Intangible Fixed Assets	131,602	13,529	10,370	16,233	1,223	172,958	—	172,958

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income for “Others” includes 113,803 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income include elimination of inter-segment transactions of 138,969 million yen and 26,909 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on amortization of goodwill are mainly related to CFS and MUSHD.
8.	The purchase price allocation has not been completed with respect to the goodwill to be recognized by MUFG’s domestic consolidated trust banking subsidiary in connection with the acquisition of 24 entities, including Mitsubishi UFJ Fund Services Holdings Limited. Accordingly, the amount of such goodwill, which is included in unamortized balance of goodwill within “Mitsubishi UFJ Trust and Banking Corporation,” has been provisionally determined using available information which was deemed reasonable.
9.	Adjustments on unamortized goodwill are mainly attributable to CFS and MUSHD.
10.	Net income is adjusted from the net income in the consolidated profit and loss statements for the interim financial reporting period ended September 30, 2013.

Interim Financial Reporting Period (from April 1, 2014 to September 30, 2014)

(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	1,951,743	324,473	242,666	238,313	292,291	3,049,488	(287,947)	2,761,541
Interest Income	1,110,226	109,625	15,721	97,202	277,389	1,610,165	(286,608)	1,323,557
Profits from Investment in Affiliates (Equity Method)	13,549	4,851	5,650	150	—	24,202	79,732	103,934
From Customers	1,914,977	315,885	224,795	221,179	84,703	2,761,541	—	2,761,541
From Internal Transactions	36,765	8,587	17,871	17,133	207,588	287,947	(287,947)	—
Net Income	405,496	86,760	23,468	32,822	263,712	812,261	(233,545)	578,716
Total Assets	204,103,429	35,748,843	28,089,763	4,130,902	12,007,925	284,080,864	(19,622,677)	264,458,187
Other Items
Depreciation	105,743	15,394	6,918	11,443	801	140,301	1,745	142,046
Amortization of Goodwill	7,177	458	479	492	—	8,607	(1,062)	7,544
Interest Expenses	233,573	29,618	20,158	12,134	14,369	309,854	(22,026)	287,828
Extraordinary Profits	1,111	9,177	4	9	0	10,302	(1)	10,300
Extraordinary Losses	40,713	4,703	452	105	5	45,979	33,291	79,271
Losses on Impairment of Fixed Assets	689	2,950	148	—	—	3,789	—	3,789
Tax Expenses	184,353	35,511	16,779	1,149	(467)	237,326	5,215	242,542
Unamortized Goodwill	255,933	16,865	17,503	7,936	—	298,239	(28,496)	269,742
Total Investment in Equity Method Affiliates	260,614	120,921	241,870	4,674	823,689	1,451,770	683,811	2,135,582
Increase in Tangible and Intangible Fixed Assets	134,008	14,821	11,052	16,505	2,444	178,831	—	178,831

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income for “Others” includes 244,441 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income include elimination of inter-segment transactions of 299,063 million yen and 65,518 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and minority interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on extraordinary losses include losses on change in equity.
8.	Net income is adjusted from the net income in the consolidated profit and loss statements for the interim financial reporting period ended September 30, 2014.

Related Information

Previous Year Interim Financial Reporting Period (from April 1, 2013 to September 30, 2013)

1. Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

2. Geographical Information

(1) Ordinary Income (in millions of yen)

Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
1,831,517	352,371	145,177	230,934	23,257	2,583,258

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets (in millions of yen)

Japan	United States	Others	Total
1,105,275	318,795	25,921	1,449,992

3. Information by Major Customer

Not Applicable.

Interim Financial Reporting Period (from April 1, 2014 to September 30, 2014)

1. Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

2. Geographical Information

(1) Ordinary Income (in millions of yen)

Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
1,737,342	416,374	171,020	411,326	25,477	2,761,541

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets (in millions of yen)

Japan	United States	Others	Total
1,093,009	368,072	91,645	1,552,728

3. Information by Major Customer

Not Applicable.